02041555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

SEC MAIL RECEIVED PROCESSING
JUN 21 2002
WASH. D.C. 164 SECTION

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR THE NON-BARGAINING UNIT EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

(Full Title of the Plan)

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

CRGH

REQUIRED INFORMATION

International Truck and Engine Corporation 401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2001 and 2000, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Engelkes, Conner & Davis, Ltd	E-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation
401(k) Plan for the Non-Bargaining Unit Employees
of American Transportation Corporation

Mark T. Schwetschenau
Member, International Truck and Engine Corporation
Pension Fund Investment Committee

June 20, 2002

401(k) PLAN FOR THE NON-BARGAINING UNIT

EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

ENGELKES, CONNER & DAVIS, LTD. • CERTIFIED PUBLIC ACCOUNTANTS • CONWAY, ARKANSAS 72032

401(k) PLAN FOR THE NON-BARGAINING UNIT

EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

DECEMBER 31, 2001 AND 2000

CONTENTS

Page No.

FINANCIAL STATEMENTS

ENGELKES, CONNER & DAVIS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1225 FRONT STREET
P.O. BOX 1167
CONWAY, ARKANSAS 72033

Trustees and Participants
401(k) Plan for Non-Bargaining Unit
Employees of American Transportation Corporation
Conway, Arkansas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for benefits of the **401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for the year then ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the **401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation** as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Engelkes, Conner & Davis

May 29, 2002

401(k) PLAN FOR THE NON-BARGAINING UNIT

EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Investments:		
Investment in Master Trust - Participant directed	$ 1,016,283	$ 605,418
Total Investments	1,016,283	605,418
Receivables:		
Participant contributions	8,018	9,918
Employer contributions	442,361	-0-
Total Receivables	450,379	9,918
Total Assets	$ 1,466,662	$ 615,336

LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS

	2001	2000
Accrued expenses	$ -0-	$ -0-
Net assets available for plan benefits	$ 1,466,662	$ 615,336

See accompanying notes to the financial statements.

401(k) PLAN FOR THE NON-BARGAINING UNIT

EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

Additions:	
Additions to net assets attributed to:	
Investment income (loss):	
Plan interest in International Truck and Engine Corporation Master Trust	$ (47,331)
Less: Investment expenses	-0-
	(47,331)
Contributions:	
Participants'	498,685
Employer	444,708
Total Contributions	943,393
Total Additions	896,062
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	44,736
Total Deductions	44,736
Net Increase	851,326
Net Assets Available for Benefits:	
Beginning of Year	615,336
End of Year	$ 1,466,662

See accompanying notes to the financial statements.

401(k) PLAN FOR THE NON-BARGAINING UNIT

EMPLOYEES OF AMERICAN TRANSPORTATION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

A. Description of Plan

The following description of the 401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

1. **General**. The plan is a defined contribution plan, covering full-time employees of American Transportation of Oklahoma ("Tulsa") and American Transportation of Conway ("Conway"). The plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).

2. **Contributions**. Participant contributions may be made to the Plan only on a pre-tax basis and are subject to annual maximum limits equal to the lesser of 15 percent for Tulsa and 25 percent for Conway of the participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,500 for 2001 and for 2000). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan until such time as such employees do elect participation.

   The Plan also permits the Company to make matching and discretionary contributions for Tulsa. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, any fully vest upon completion of five years of service. The Company matches 50 percent of the first 6 percent of eligible compensation deferred by the participant for those participants who have completed one year of service. Discretionary retirement contributions are allocated to eligible members based on the participant's age at year-end and eligible compensation. Company matching and discretionary contributions are non-participant-directed and are all invested in the Frank Russell Aggressive Balanced Fund.

   Nonvested Company matching and discretionary contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

A. Description of Plan (Continued)

3. **Investment Options.** Participants direct the investment of their account balances and future contributions. Investment options during 2001 included the following: J.P. Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, J.P. Morgan U.S. Large Cap Growth Fund, J.P. Morgan U.S. Small Company Equity II Fund, Gabelli Asset Fund, America Century Income & Growth Fund, American Century International Growth Fund, and Navistar International Corporation Common Stock.

4. **Participant Accounts.** Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

5. **Participant Loans.** Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and discretionary contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 6.0% to 10.5%

6. **Payment of Benefits.** Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59 1/2, or on a hardship basis prior to attaining age 59 1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

   A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies.

   When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares

A. Description of Plan (Continued)

6. Payment of Benefits (Continued)

of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

B. Summary of Accounting Policies

1. **Use of Estimates**. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. **Investment Valuation and Income Recognition**. Participant loans are valued at cost which approximates market value. All other investments are presented at published market values. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

3. **Payment of Benefits**. Benefits are recorded when paid.

C. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

D. Interest in International Truck & Engine Corporation Master Trust

All of the Plan's assets are in a Master Trust which was established for the investment of assets of the Plan and other International Truck & Engine Corporation (parent corporation) sponsored 401(k) plans. Each participating plan has an undivided interest in the Master Trust. At December 31, 2001, the Plan's interest in the net assets of the Master Trust was approximately .25%. Investment income and administrative expenses are allocated to the individual plans based upon the number of shares held at the end of each day.

D. Interest in International Truck & Engine Corporation Master Trust (Continued)

The following table presents the fair values of investments for the Master Trust at December 31, 2001:

Interest bearing cash	$ 85,540
U. S. Government securities	263,858
Common stocks	75,974,373
Participant loans	11,894,204
Common/Collective funds	216,495,388
Investment companies	80,528,057
Employer securities	20,880,284
	$ 406,121,704

Investment income for the Master Trust for 2001 is as follows:

Net appreciation (depreciation) in fair value of investments:

U. S. Government securities	$ 15,609
Common stocks	(21,073,858)
Common/Collective funds	(2,053,152)
Investment companies	(1,925,135)
Employer securities	1,261,812
	(23,774,724)
Interest and dividends	1,614,074
	$ (22,160,650)

ENGELKES, CONNER & DAVIS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1225 FRONT STREET
P.O. BOX 1167
CONWAY, ARKANSAS 72033

INDEPENDENT AUDITORS' CONSENT

As independent public accountants we hereby consent to the incorporation by reference to Registration Statement No. 333-73392 of Navistar International Corporation on Form S-8 of our report dated May 29, 2002 appearing in this Annual Report on Form 11-K of the International Truck and Engine Corporation 401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation for the year ended December 31, 2001.

Engelkes, Conner & Davis, Ltd.

June 20, 2002